ATTORNEYS AT LAW 100 North Tampa Street, Suite 2700 Tampa, FL 33602-5810 P.O. Box 3391 Tampa, FL 33601-3391 813.229.2300 TEL 813.221.4210 FAX foley.com ccreely@foley.com

May 8, 2018

Via Edgar

United States Securities and Exchange Commission Division of Corporation Finance Mail Stop 3030 Washington, D.C. 20549 Attn: Heather Percival and Russell Mancuso

Re:	Cesca Therapeutics Inc.
Registration Statement on Form S-1
Filed April 6, 2018
File No. 333-224185

Dear Ms. Percival and Mr. Mancuso,

The following information is furnished in response to the comments in your letter to Vivian Liu, Chief Operating Officer of Cesca Therapeutics Inc. (the “Company”), dated May 1, 2018. Your comments are reproduced below in bold italics, followed in each case by our response on behalf of the Company.

Calculation of Registration Fee

1.

It appears that it is possible that all investors may choose to purchase units. Also, it appears that all investors may choose to purchase pre-funded units. Please revise your table to reflect the maximum amount of each class of security that you are offering and might sell in this transaction, including the total number of common shares underlying the warrants included in the units and the total number of common shares underlying the warrants in the pre-funded units.

Response:

The Company has revised the registration fee table to reflect the maximum amount of each class of security that the Company is offering and might sell in the offering. Accordingly, the fee table has been revised to include up to $5.0 million of units, up to $5.0 million of pre-funded units, up to $5.0 million of common shares underlying the warrants included in the units, and up to $5.0 million of common shares underlying the warrants included in the pre-funded units. We note that, pursuant to Rule 457(i), no fee is payable on the following securities being offered, as no additional consideration is to be received upon the acquisition of such securities: (i) the common stock included in the units, (ii) the common warrants included in the units, (iii) the pre-funded warrants included in the pre-funded units, (iv) the common warrants included in the pre-funded warrants, and (iv) the common stock underlying the pre-funded warrants included in the pre-funded warrants.

Boston Brussels CHICAGO Detroit	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

May 8, 2018

Prospectus Cover Page

2.

Please revise your prospectus cover page to describe clearly the total number of securities you are offering and the total number of securities you intend to sell. For example, revise your first two headers under your company logo to clarify the total number of securities you are offering, and remove any implication that you will sell only units “or” pre-funded units if you are planning to sell some combination of the two.

Response:

The Company has revised the prospectus cover page headers to remove the “or” in the title, as the Company is expecting to sell a combination of units and pre-funded units. The Company has also broken up a larger paragraph on the cover page in order to highlight the statement on the cover page that “[F]or each pre-funded unit we sell, the number of units we are offering will be decreased on a one-for-one basis. Because we will issue a common warrant as part of each unit or pre-funded unit, the number of common warrants sold in this offering will not change as a result of a change in the mix of the units and pre-funded units sold.”

* * * * * * *

If you should have any additional questions, please contact me at (813) 225-4122.

Sincerely,

/s/ Curt P. Creely
Curt P. Creely

cc:      Vivian Liu, Chief Operating Officer